

December 21, 2012

Via E-mail
Mr. Pasquale Catizone
President and Chief Executive Officer
Baynon International Corporation
266 Cedar Street
Cedar Grove, New Jersey 07009

      Re: Baynon International Corporation
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed March 28, 2012
               File No. 000-26653

Dear Mr. Catizone:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 9A. Controls and Procedures, page 22

1. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2011 and concluded as to their effectiveness. We ask that you amend your filing to provide the required management's report on internal control over financial reporting. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Mr. Pasquale Catizone
Baynon International Corporation
December 21, 2012
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

 /s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant